LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

January 28, 2020

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington D.C.

Legion Capital Corp.

SEC Comment Letter dated January 9, 2020.

File No. 024-11123

Dear Ms. Livingston and Messrs. Volley, Pande and Clampitt,

We have received your comment letter dated January 9, 2020 in the referenced matter and hereby respond to same as follows:

Form 1-A/A Filed December 31, 2019

General

1.	We note in several responses to our comments you indicate that you will file an amended offering statement with the Form 1-K with revised presentation and disclosure. We also note you provide interim financial statements as of June 30, 2019 in Form 1-SA filed on November 19, 2019. Please revise your Form 1-A to include revised December 31, 2018 comparative financial statements along with an updated audit opinion as necessary, and also include interim June 30, 2019 financial statements consistent with the guidance in paragraphs (a)(1), (b)(3)-(4) and (b)(5)(i) of Part F/S of Form 1-A.

RESPONSE: WE HAVE REVISED THE DOCUMENT ACCORDINGLY.

The Bonds, page i

2.	We note the revised disclosure in response to comment 17 that you have an automatic rollover provision associated with the offered securities. Please revise to disclose on the cover page and disclose how purchasers must advise the Company that they do not want to rollover the Bond and the timing and method of informing the Company.

RESPONSE: WE HAVE REVISED THE DOCUMENT ACCORDINGLY

3.	Please also add an appropriate Risk Factor for the associated risks that all offers and sales of securities pursuant to the rollover provision must be registered with the Commission or qualify for an exemption from the registration requirements.

RESPONSE: WE HAVE REVISED THE DOCUMENT ACCORDINGLY

Note 5: Business Loans Receivable, page F-12

4.	We note your response to comment 34. Please note that the information required by ASC 310-10-50-11B(c) is required to be disclosed by portfolio segment. Given your disclosure on page F-8 that your portfolio segments are real estate and transportation please revise to provide a roll forward of your allowance for loans losses by portfolio segment for each period presented.

RESPONSE: WE ARE A SINGLE SEGMENT BUSINESS AND OUR PORTFOLIO IS A SINGLE SEGMENT PORTFOLIO. WE HAVE REVISED THE DOCUMENT ACCORDINGLY.

5.	We note your response to comment 37. Please note that the information required by ASC 310-10-55-9 is required to be disclosed by portfolio segment. Given your disclosure on page F-8 that your portfolio segments are real estate and transportation please revise to provide an age analysis of past due loans receivable by portfolio segment at each period end.

RESPONSE: WE ARE A SINGLE SEGMENT BUSINESS AND OUR PORTFOLIO IS A SINGLE SEGMENT PORTFOLIO. WE HAVE REVISED THE DOCUMENT ACCORDINGLY.

Note 15: Acquisitions, page F-17

6.	We note your response to comment 49 and your disclosure on page F-17 that the acquisition of Dorman – Willis Motors, Inc. caused retained earnings to decrease by $696,768. Please provide us a summary of the accounting for the acquisition that details how the acquisition caused a reduction in retained earnings and tell us where the reduction is presented in the Statement of Changes in Shareholders’ Equity.

RESPONSE: THIS WAS AN INACCURATE DESCRIPTION. THE ACQUISITION DID NOT CAUSE A REDUCTION IN RETAINED EARNINGS, RATHER WE ACQUIRED THE BUSINESS SUBJECT TO AN OUTSTANDING LOAN IN THE ABOVE AMOUNT AND SUCH LOAN WAS LATER ELIMINATED DUE TO PRINCIPALS OF CONSOLIDATION. WE HAVE REVISED THE DOCUMENT ACCORDINGLY.

Thank you very much for your consideration herein and please feel free to contact me if you need any additional information.

Sincerely,

James S. Byrd, Jr.

Chairman and CEO